Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months ended June 30, 2019

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.) (the Company) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2019.

Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Canadian Dollars)

	Note	June 30, 2019	December 31, 2018
		$	$
ASSETS

Current Assets
Cash and cash equivalents		29,129	84,442
Accounts receivable	4	78,918	280,280
Prepaid expenses	5	206,665	286,246
Inventories	6	3,226	102,499
		317,938	753,467

Equipment	7	17,854	21,005
Intangible assets	8	313,516	425,733
Total Assets		649,308	1,200,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	9	492,090	314,239
		492,090	314,239
SHAREHOLDERS’ EQUITY
Share capital	10	21,328,796	20,783,372
Subscription		14,000	-
Shares to be issued	3	-	211,167
Reserves	10	5,159,257	5,119,838
Deficit		(26,344,835)	(25,228,411)
		157,218	885,966
Total Liabilities and Shareholders’ Equity		649,308	1,200,205

Commitments (Note 16)

Segmented information (Note 17)

Subsequent event (Note 20)

Approved and authorized on behalf of the Board of Directors on August 30, 2019.

   “Sukhwinder Bob Rai”                                    “David Hall”

Sukhwinder Bob Rai, Director   David Hall, Chairman

The accompanying notes are an integral part of these financial statements

Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three and six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

	Note	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

		$			$
Revenue
Sales		89,559	160,087	139,861	469,875
Marketing, promotional incentives		(68,826)	(298)	(68,826)	(154,994)
Net sales		20,733	159,789	71,035	314,881

Cost of Sales		2,696	47,678	40,569	104,841

Gross profit (loss)		18,037	112,111	30,466	210,040

Expenses
Amortization		51,900	153.726	115,366	255.412
Consulting		103,381	92.816	220,381	148.316
General and administrative	13, 14	82,560	86.142	160,291	181.101
Management Fees		37,500	37.500	75,000	78.479
Product registration and development	11	-	75,702	4,901	147,832
Professional fees	14	99,132	80.437	126,805	114.676
Selling and marketing	12	13,326	214,899	255,260	352,903
Share-based compensation	10, 14	29,620	97,369	58,524	324,301
		417,419	838,591	1,016,528	1,603,020
Other income (expense)
Finance costs		-	-	-	(342)
Write-down of inventories	6	(106,337)	(74,868)	(106,700)	(97,323)
Other income (loss)		(25,567)	546	(23,662)	5,876

Net loss and comprehensive loss for the period		(531,287)	(800,802)	(1,116,424)	(1,484,769)

Basic and Diluted Loss Per Share		(0.01)	(0.31)	(0.03)	(0.05)
Weighted Average Number of Common Shares Outstanding		45,620,219	31,068,657	42,877,181	29,709,248

Segmented information (Note 17)

The accompanying notes are an integral part of these financial statements

Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
Balance, December 31, 2017	27,860,623	18,340,491	973,333	-	221,388	4,054,494	(21,091,609)	2,498,097
Issued during six months ended
June 30, 2018:
Exercise of warrants	2,975,500	603,310	-		(8,210)	-	-	595,100
Shares issued for services	182,992	39,562	-		-	-	-	39,562
Acquisition of HealthTab Inc.	880,000	255,200	(255,200)		-	-	-	-
Acquisition of Corozon Platform	909,090	200,000	-		-	-	-	200,000
Acquisition of distribution rights	-	-	-		510,879	-	-	510,879
Share-based compensation	-	-	-		-	324,301	-	324,301
Net loss	-	-	-		-	-	(1,484,769)	(1,484,769)
Balance, June 30, 2018	32,808,205	19,438,563	718,133	-	724,057	4,378,795	(22,576,378)	2,683,170

Balance, December 31, 2018	40,103,665	20,783,371	211,167	-	733,387	4,386,452	(25,228,411)	885,966
Shares issued for cash	4,206,435	294,450	-		-	-	-	294,450
Exercise of options	73,928	39,808	-			(19,108)	-	20,700
Shares to be issued	1,236,191	211,167	(211,167)		-	-	-	-
Shares subscribed				14,000				14,000
Share-based compensation	-	-	-		-	58,526	-	58,526
Net loss	-	-	-		-	-	(1,116,424)	1,116,424
Balance, June 30, 2019	45,620,219	21,328,796	-	14,000	733,387	4,425,870	(26,344,835)	157,218

The accompanying notes are an integral part of these financial statements

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Consolidated Statements of Cash Flows

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

	2019	2018
	$	$
Operating Activities
Net loss	(1,116,424)	(1,484,769)
Adjustment for the non-cash items:
Amortization	115,368	255,412
Share-based payments	58,526	324,301
Write down of inventories	106,700-	97,323

Change in working capital items:
Accounts receivable	201,862	(52,047)
Prepaid expenses and deposits	79,581	43,862
Inventories	(7,427)	(109,192)
Accounts payable and accrued liabilities	177,851	(164,689)
Net cash used in operating activities	(384,463)	(1,089,799)

Investing Activities
Acquisition	-	(100,000)
Purchase of equipment	-	(13,333)
Net cash used in investing activities	-	(113,333)

Financing Activities
Subscription received	14,000	-
Proceeds from issuance of shares, net	294,450	-
Proceeds from exercise of warrants and options	20,700	595,100
Net cash provided by financing activities	329,150	595,100

Increase (Decrease) in Cash	(55,313)	(608,032)
Cash and Cash Equivalents, Beginning of period	84,442	559,733
Cash and Cash Equivalents (Bank Overdraft), End of period	29,129	(48,299)

Cash and Cash Equivalents Consist of:
Cash	12,181	(64,855)
Guaranteed Investment Certificates	16,948	16,556
Cash and cash equivalents	29,129	(48,299)

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these financial statements

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals and point of care technology and point of care tests.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements.

The condensed interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Six months ended June 30, 2019	Year ended December 31, 2018
	$	$
Deficit	(26,344,835)	(25,228,411)
Working capital (deficit)	(174,512)	439,228

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives the majority of its gross sales from two distributors for the three and six months ended June 30, 2019. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The interim consolidated financial statements for the three and six months ended June 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2018.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

2.BASIS OF PRESENTATION (continued)

b)Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 of the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(m) of the audited consolidated financial statements for the year ended December 31, 2018. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

3.ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued) (Notes 11);

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date (issued);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

3.ACQUISITION (continued)

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2019 and 2020 share issuances to be $100,000 each.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139

Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

4.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	June 30, 2019	December 31, 2018
	$	$
Trade receivables	64,008	193,465
GST receivable	14,410	86,815
Employee advances	-	-
	78,418	280,280

5.PREPAID EXPENSES AND DEPOSITS

The closing balance consists of prepaid expense to vendors of $194,121 (December 31, 2018 – $218,951), security deposit for office of $8,420 (December 31, 2018 - $8,420), prepaid business insurance of $13,075 (December 31, 2018 - $7,396) and security deposits of $12,000 (December 31, 2018 - $Nil).

6.INVENTORIES

At June 30, 2019 and December 31, 2018, the Company’s inventory consists of the following:

	June 30, 2019	December 31, 2018
	$	$
Finished goods	3,226	102,499
	3,226	102,499

Inventories expensed to cost of sales during the six months ended June 30, 2019 are $23,113 (2018 - $381,283). During the six months ended June 30, 2019, the Company recorded a write-down of inventory of $106.700 (2018 - $97,323).

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

7.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
Cost	$	$	$	$	$
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	5,000	-	-	-	5,000
Write off	(1,637)	(62,972)	-	-	(64,609)
Balance, December 31, 2018 and June 30, 2019	10,854	3,898	38,896	24,182	77,830

Accumulated Amortization
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	3,264	19,422	4,067	1,849	28,602
Write off	(495)	(19,000)	-	-	(19,495)
Balance, December 31, 2018	4,381	2,552	29,409	20,483	56,825
Amortization	971	202	1423	555	3,151
Balance, June 30, 2019	5,352	2,754	30,832	21,038	59,976

Carrying value
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721
As at December 31, 2018	6,473	1,346	9,487	3,699	21,005
As at June 30, 2019	5,502	1,144	8,064	3,144	17,854

8.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
Cost	$	$	$	$
Balance, December 31, 2017	1,140,283	-	-	1,140,283
Acquired assets	-	231,818	510,878	742,696
Write down	(1,140,282)	(231,817)	-	(1,372,099)
Balance, December 31, 2018 and June 30, 2019	1	1	510,878	510,880

Accumulated Amortization
Balance, December 31, 2017	4,166	-	-	4,166
Amortization	380,093	41,667	85,147	506,907
Write down	(384,259)	(41,667)	-	(425,926)
Balance, December 31, 2018	-	-	85,147	85,147
Amortization	-	-	112,215	112,215
Balance, June 30, 2019	-	-	197,362	197,364

Carrying value
As at December 31, 2017	1,136,117	-	-	1,136,117
As at December 31, 2018	1	1	425,731	425,733
As at June 30, 2019	1	1	313,516	313,516

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

8.INTANGIBLE ASSETS (continued)

On April 11, 2018, the Company entered into an asset purchase agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform. The Corozon Platform consists of two complementary modules: Corozon Academy which offers practical professional education to community pharmacists and Corozon Hardware which is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. For consideration, the Company will pay twelve monthly instalments totaling $50,000 (paid) and issue 909,090 common shares valued at $200,000 (issued) (Note 11).

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. For consideration, the Company issued 3,030,303 warrants to Emerald valued at $510,878 to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020 (issued) (Notes 11).

During the year ended December 31, 2018 the Company recognized impairment of the intangible assets related to HealthTab acquisition (note 3) and Corozon Platform acquisition in the amount of $964,354. The impairment can be reversed in future periods when there is a change in the estimates used to determine the asset's recoverable amount.

9.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	June 30, 2019	December 31, 2018
	$	$
Trade accounts payable	394,054	226,575
Accrued liabilities	98,036	87,664
	492,090	314,239

During the year ended December 31, 2018, the Company issued 233,450 common shares to Lampyon Canada Inc. valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018 During the six months ended June 30, 2019 the Company issued 125,081 shares valued at $11,167 for the same services.

10.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the six months ended June 30, 2019:

The Company issued 73,928 common shares for exercise of 73,928 stock options for gross proceeds of $20,700. $19,108 was reclassified from reserves to share capital on exercise of the options.

The Company issued 125,081 common shares to Lampyon valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

10.SHAREHOLDERS’ EQUITY (continued)

The Company closed a private placement 4,206,435 common shares at a price of $0.07 per share for gross proceeds of $294,450.

The Company issued 1,111,110 common shares valued at $200,000 related to the acquisition of HealthTab (Note 3).

During the year ended December 31, 2018:

The Company issued 2,666,667 common shares valued at $773,733 related to the acquisition of HealthTab (Note 3).

The Company issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform.

The Company issued 233,450 common shares to Lampyon valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 27, 2020. The Company paid finder’s fees of $18,264 in cash and issued 88,800 finder’s warrants valued at $9,332. The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

The Company issued 131,000 common shares for exercise of 131,000 stock options for gross proceeds of $28,820. $40,180 was reclassified from reserves to share capital on exercise of options.

The Company issued 2,975,500 common shares for exercise of 2,975,500 warrants for gross proceeds of $595,100. $8,210 was reclassified from reserves to share capital on exercise of warrants.

The Company granted 3,030,330 warrants valued at $510,877 to Emerald Health Therapeutics Inc. as consideration for a supply and distribution agreement.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

10.SHAREHOLDERS’ EQUITY (continued)

The changes in share options including those granted to directors, officers, employees and consultants during the six months ended June 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Six months ended June 30, 2019		Year ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,539,000	$0.23	2,420,000	$0.24
Options granted	1,035,000	$0.10	665,000	$0.23
Expired/Cancelled	(319,000)	$0.26	(415,000)	$0.24
Exercised	(73,928)	$0.28	(131,000)	$0.23
Ending Balance	3,181,072	$0.19	2,539,000	$0.23
Exercisable	3,178,572	$0.19	2,536,500	$0.23

The following table summarizes information about share options outstanding and exercisable as at June 30, 2019:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.15	July 20, 2022	150,000	150,000
$0.15	September 27, 2022	150,000	150,000
$0.28	November 15, 2022	150,000	150,000
$0.28	December 8, 2022	1,181,072	1,178,572
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
$0.15	January 24, 2024	280,000	280,000
$0.15	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	615,000	615,000
		3,181,072	3,178,572

In the three months ended June 30, 2019 the Company granted 615,000 stock options exercisable for a period of five years at an exercise price of $0.06 per common share to certain directors and officers of the Company. The options vested immediately. The Company recognized stock based compensation expense of $32,584.

In the three months ended March 31, 2019 the Company granted 420,000 stock options exercisable for a period of five years at an exercise price of $0.15 per common share to certain directors and officers of the Company. The options vested immediately. The Company recognized stock based compensation expense of $25,940.

Share-based compensation

Share-based compensation of $32,584 and $58,524 was recognized during the three and six months ended June 30, 2019 (2018 - $63,208 and $324,301) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

10.SHAREHOLDERS’ EQUITY (continued)

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Six months ended June 30, 2019	Year ended December 31, 2018
Expected life	5.0 years	5.0 years
Volatility	157%	142% - 157%
Dividend yield	0%	0%
Risk-free interest rate	1.80% - 1.86%	2.03% - 2.24%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Six months ended June 30, 2019		Year ended December 31, 2018
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	10,821,961	$0.27	8,381,326	$0.20
Warrants issued	-	-	5,416,135	$0.33
Exercised	-	-	(2,975,500)	$0.20
Outstanding	10,821,961	$0.27	10,821,961	$0.27

The following table summarizes information about warrants outstanding and exercisable as at June 30, 2019:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.33	July 31, 2020	5,416,135
		10,821,961

During the year ended December 31, 2018, the fair value of the finders’ warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

Year ended December 31,
2018
Expected life	2.0 years
Volatility	154% - 169%
Dividend yield	0%
Risk-free interest rate	2.05% - 2.10%

No warrants were issued during the six months ended June 30 2019.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

11.PRODUCT REGISTRATION AND DEVELOPMENT

	Six months ended June 30,
	2019	2018
	$	$
Payroll	4,901	64,250
Product registration and licensing fees	-	7,880
	4,901	72,130

12.SELLING AND MARKETING EXPENSES

	Six months ended June 30,
	2019	2018
	$	$
Payroll (sales personnel)	57,729	90,487
Marketing and advertising	174,959	204,015
Distribution	22,572	57,418
Travel	-	983
	255,260	352,903

13.GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2019	2018
	$	$
Bank service charges	2,446	463
Filing and registration fees	55,542	18,106
Foreign exchange	317	102
Insurance	20,184	8,354
Office maintenance	25,247	11,725
Payroll	-	16,986
Rent	25,479	12,429
Seminar and conferences	5,000	12,571
Travel	26,075	14,223
	160,291	94,959

14.RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2019 and 2018, the Company recorded the following transactions with related parties:

a)$37,500 and $75,000 in management fees to the Chief Executive Officer of the Company (2018 - $78,513 and $154,131 in salaries and benefits).

b)$10,000 and $10,000 in consulting fees to the Executive Vice President (2018 - $nil and $nil).

c)$30,000 and $60,000 in consulting fees to the head of the Company’s subsidiary Health Tab Inc. (2018 - $15,000 and $30,000).

d)$5,000 and $30,000 in consulting fees to a company controlled by a Senior Advisor to the Board of Directors (2018 - $nil and $nil).

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

14.RELATED PARTY TRANSACTIONS (continued)

e)$30,220 and $30,220 in accounting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2018 - $nil and $nil).

f)$3,500 and $10,500 in accounting fees to a Company controlled by a former Chief Financial Officer (2018 - $10,000 and $19,000).

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Accounting fees	33,720	15,000	44,220	25,000
Management fees	37,500	-	75,000	-
Consulting fees	45,000	15,000	105,000	30,000
Salaries and benefits		75,618		154,131
Share-based compensation	32,584	63,208	58,524	284,123
	148,804	168,826	282,744	493,254

As at June 30, 2019 the following amounts due to related parties were included in accounts payable and accrued liabilities.

Due to	June 30, 2019	December 31, 2018
	$	$
Chief Executive Officer	36,841	-
Executive Vice President	10,500	-
Head of HealthTab	63,000	-.
Company controlled by a former CFO	15,120	-
Company of which a former Chief Financial Officer and former Corporate Secretary are employees	33,992	-
Company controlled by a Senior Advisor to the Board	22,600	-
Balance, end of period	182,053	-

15.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2019.

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

16.COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. In September 2017, the Company extended the lease. Total future minimum lease payments under these contracts are as follows:

June 30, 2019
$
Within 1 year	38,219
2 years	58,602
96,821

17.SEGMENTED INFORMATION

The company has the following business divisions:

•Products Business Division

Marketing and distribution of generic and over-the-counter (OTC) pharmaceutical products and, through the Company's Corozon Platform, the distribution of point of care screening devices and related supplies and training materials.

•Point of Care Business Division

Point of care screening services provided through the Company's HealthTab system and software platform.

Summarized financial information concerning reportable segments is shown in the following tables. As at June 30, 2019:

	VANC	HealthTab	Total
	$	$	$
Accounts receivable	77,435	983	78,418
Inventories	3,226	-	3,226
Equipment	17,854	-	17,854
Intangible assets	313,515	1	313,516

Accounts payable	488,460	3,630	492,090

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

17.SEGMENTED INFORMATION (continued)

VANC Pharmaceuticals	Six months ended June 30,
	2019	2018
	$	$
Revenue
Sales	126,246	463,733
Marketing, promotional incentives	(68,826)	(154,994)
Net sales	57,420	308,739

Cost of Sales	33,063	102,366

Gross Profit (loss)	24,357	206,373

Expenses
Amortization	115,366	242,880
Consulting	220,381	148,316
General and administrative	229,769	179,376
Management Fees	75,000	78,479
Product registration and development	4,901	147,832
Professional fees	126,805	114,676-
Selling and marketing	255,260	352,903
Share-based compensation	58,524	324,301
	1,011,006	1,588,764
Other income (expense)
Finance costs	-	(342)
Write down of inventories	(106,700)	(97,323)
Other (loss) income	(23,662)	5,876

Net loss and comprehensive loss for the period	(1,117,011)	(1,474,180)

HealthTab	June 30,
	2019	2018
	$	$
Revenue
Sales	13,615	6,142
Net sales	13,615	6,142

Cost of Sales	7,506	2,475

Gross Profit (loss)	6,109	3,667

Expenses
Amortization	-	12,531
General and administrative	5,522	1,725
	5,522	14,256

Net loss and comprehensive loss for the period	587	(10,589)-

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

18.SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended June 30, 2019 the Company:

Issued in total 1,111,110 common shares valued at $200,000 related to the acquisition of HealthTab (Notes 4 and 11).

Issued 125,081 shares to Lampyon Canada Inc valued at $11,167

19.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at June 30, 2019 (December 31, 2018 – 51% from one customer).

Pursuant to their collective terms, accounts receivable from customers were aged as follows:

	June 30, 2019	December 31, 2018
	$	$
Not past due	2,227	193,448
Under 30 days past due	79,885	27,266
31 – 90 days past due	2,796	3,881
Over 90 days past due	8,314	55,685
	93,222	280,280

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

19.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at June 30 2019, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $481,591 (December 31, 2018 - $314,239).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, accrued liabilities and asset acquisition liability carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Avricore Health Inc.  (formerly VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

19.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

20.SUBSEQUENT EVENT

Subsequent to the period ended June 30, 2019 the Company closed the first tranche of a private placement and issued 6,852,480 common shares for gross proceeds of $342,620.